                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                  (RULE 13E-4)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                        AMERICAN TECHNICAL CERAMICS CORP.
                       (Name of Subject Company (Issuer))

                        AMERICAN TECHNICAL CERAMICS CORP.
                        (Name of Filing Person (Offeror))

   OPTIONS UNDER THE AMERICAN TECHNICAL CERAMICS CORP. 1997 STOCK OPTION PLAN AND THE AMERICAN TECHNICAL CERAMICS CORP. 2000 INCENTIVE STOCK PLAN TO PURCHASE
                SHARES OF COMMON STOCK, PAR VALUE $.01 PER SHARE,
              HAVING A PER SHARE EXERCISE PRICE OF $19.50 OR MORE
                         (Title of Class of Securities)

                                    030137103
          (CUSIP Number of Common Stock Underlying Class of Securities)

               KATHLEEN M. KELLY, VICE PRESIDENT - ADMINISTRATION
                        AMERICAN TECHNICAL CERAMICS CORP.
                                 17 STEPAR PLACE
                       HUNTINGTON STATION, NEW YORK 11746
                                 (631) 622-4710
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:
                          STEPHEN J. GULOTTA, JR., ESQ.
                 MINTZ LEVIN COHN FERRIS GLOVSKY AND POPEO, P.C.
                                666 THIRD AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 935-3000

                            CALCULATION OF FILING FEE
               TRANSACTION VALUATION*       AMOUNT OF FILING FEE
                      $3,175,200                    $635

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 490,000 shares of common stock of American Technical Ceramics Corp. having an aggregate value of $3,175,200 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid:     $635
        Form or Registration No.:   5-37350
        Filing party:               American Technical Ceramics Corp.
        Date filed:                 January 16, 2002
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[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

        [ ] third party tender offer subject to Rule 14d-1.
        [X]  issuer tender offer subject to Rule 13e-4.
        [ ] going-private transaction subject to Rule 13e-3.
        [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]


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                             INTRODUCTORY STATEMENT

        This Amendment No. 2 (this "Amendment No. 2") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 16, 2002, as amended to date (the "Schedule TO") relating to the offer by American Technical Ceramics Corp. (the "Company") to exchange all outstanding options under the American Technical Ceramics Corp. 1997 Stock Option Plan and the American Technical Ceramics Corp. 2000 Incentive Stock Plan (each an "eligible option plan," and collectively, the "eligible option plans") to purchase shares of the Company's common stock, par value $.01 per share (the "Common Stock"), at a per share price of $19.50 or more, for new options (the "New Options") to purchase shares of the Common Stock to be granted under an eligible option plan, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal. Capitalized terms used in this Amendment No. 1 and not otherwise defined shall have the meanings ascribed to such terms in the Schedule TO. This Amendment No. 2 reports the final results of the Offer.

ITEM 4.  TERMS OF THE TRANSACTION

        Subsection (a) under Item 4 of the Schedule TO is hereby amended to add the following:

        The Offer expired at 5:00 P.M., Eastern Time, on February 13, 2002. Pursuant to the Offer to Exchange, the Company accepted for exchange options to purchase an aggregate of 432,000 shares of Common Stock. The Company expects to issue on August 15, 2002 432,000 New Options in exchange for the options tendered and accepted for exchange.

ITEM 12. EXHIBITS.

        (a)(1) Offer to Exchange dated January 16, 2002.*

        (a)(2) Letter of Transmittal.*

        (a)(3) Form of Letter to Eligible Option Holders.*

        (a)(4) Form of Letter to Tendering Option Holders.*

        (a)(5) American Technical Ceramics Corp. Annual Report on Form 10-K for its fiscal year ended June 30, 2001 filed with the Securities and Exchange Commission on September 27, 2001 and incorporated herein by reference.

        (a)(6) American Technical Ceramics Corp. Quarterly Report on Form 10-Q for its quarter ended September 30, 2001 filed with the Securities and Exchange Commission on November 19, 2001 and incorporated herein by reference.

        (a)(7) American Technical Ceramics Corp. Press Release, dated February 7, 2002.

        (b)    Not applicable.

        (d)(1) American Technical Ceramics Corp. 1997 Stock Option Plan incorporated herein by reference to the Company's Registration Statement on Form S-8 (File No. 333-50913) filed with the Securities and Exchange Commission on April 24, 1998.

        (d)(2) American Technical Ceramics Corp. 2000 Incentive Stock Plan incorporated herein by reference to the Company's Registration Statement on Form S-8 (File No. 333-76582) filed with the Securities and Exchange Commission on January 11, 2002.

        (g)    Not applicable.

        (h)    Not applicable.

*  Previously filed.

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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

                        AMERICAN TECHNICAL CERAMICS CORP.



                        By: /s/ Victor Insetta
                            ----------------------------------------------
                               Name:  Victor Insetta
                               Title: President and Chief Executive Officer

Date: February 14, 2002


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                                INDEX TO EXHIBITS


(a)(1)  Offer to Exchange dated January 16, 2002.*

(a)(2)  Letter of Transmittal.*

(a)(3)  Form of Letter to Eligible Option Holders.*

(a)(4)  Form of Letter to Tendering Option Holders.*

(a)(5) American Technical Ceramics Corp. Annual Report on Form 10-K for its fiscal year ended June 30, 2001 filed with the Securities and Exchange Commission on September 27, 2001 and incorporated herein by reference.

(a)(6) American Technical Ceramics Corp. Quarterly Report on Form 10-Q for its quarter ended September 30, 2001 filed with the Securities and Exchange Commission on November 19, 2001 and incorporated herein by reference.

(a)(7)  American Technical Ceramics Corp. Press Release, dated February 7, 2002.

(b)     Not applicable.

(d)(1) American Technical Ceramics Corp. 1997 Stock Option Plan incorporated herein by reference to the Company's Registration Statement on Form S-8 (File No. 333-50913) filed with the Securities and Exchange Commission on April 24, 1998.

(d)(2) American Technical Ceramics Corp. 2000 Incentive Stock Plan incorporated herein by reference to the Company's Registration Statement on Form S-8 (File No. 333-76582) filed with the Securities and Exchange Commission on January 11, 2002.

(g)     Not applicable.

(h)     Not applicable.


*   Previously filed.